Exhibit 11.1

To the Board of Directors of Rebuild Miami-Edgewater, LLC

We consent to the inclusion in the foregoing Offering Circular of Rebuild Miami-Edgewater, LLC (the “Company”) on Form 1-A, of our report dated April 12, 2017, relating to our audit of the balance sheet as of December 31, 2016.

/s/ Anton & Chia, LLP
Anton & Chia, LLP
Newport Beach, California
July 13, 2017